SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT

TO SECTION 8(A) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Tennenbaum Opportunities Partners V, LP

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405

Telephone Number (including area code):

(310) 566-1000

Name and address of agent for service of process:

The Corporation Trust Company
1209 Orange Street
Wilmington, Delaware 19801

With copies of Notices and Communications to:

Richard T. Prins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES ☐	NO ☒

Additional Information

Item 1.	Tennenbaum Opportunities Partners V, LP

Item 2.	Organized in Delaware on September 29, 2006

Item 3.	Limited Partnership

Item 4 and 5.	The registrant is a nondiversified closed-end management investment company

Item 6.	Name and address of investment adviser:

Investment Manager:
Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405

Co-Manager:
Babson Capital Management LLC
Independence Wharf, 470 Atlantic Avenue
Boston, Massachusetts 02210

Item 7.	Hugh Steven Wilson, Chief Executive Officer, Authorized Person
Howard M. Levkowitz, Director, President, Authorized Person
Gerald J. Lewis, Director
Edwin A. Huston, Director
Peyman S. Ardestani, Chief Financial Officer
Paul L. Davis, Chief Compliance Officer
Mark K. Holdsworth, Authorized Person
David A. Hollander, Authorized Person
Jeevan B. Gore, Secretary Michael E. Tennenbaum, Authorized Person

Address of all persons listed above in this Item 7:
c/o Tennenbaum Opportunities Partners V, LP
2951 28th Street, Suite 1000
Santa Monica, California 90405

Item 8.	Not Applicable

Item 9.	(a)	The registrant will not be offering securities to the public.
	(b)	Not Applicable
	(c)	No
	(d)	Yes
	(e)	As of December 15, 2006, there are four owners of the registrant's outstanding securities. Tennenbaum Opportunities Fund V, LLC, Bank of America, N.A., Wachovia Bank National Association and Nieuw Amsterdam Receivables Corp. each own more than 10% of the registrant's outstanding voting securities as of such date.

Item 10.	Total assets: Approximately $727 million

Item 11.	No

Item 12.	There has not yet been a report to securityholders.

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Santa Monica and the state of California on the 15th day of December, 2006.

TENNENBAUM OPPORTUNITIES
PARTNERS V, LP
(REGISTRANT)

By:	/s/ Howard M. Levkowitz
Name: Howard M. Levkowitz
Title: Director, President and Authorized Person

Attest:	/s/ David A. Hollander
Name: David A. Hollander
Title: Authorized Person